Exhibit 1.2

Sappi Limited Sappi Fine Paper Europe

Media Release

19 May 2011
Sappi Fine Paper Europe announces cessation of coated graphic paper production at its Biberist mill

Brussels - Sappi Fine Paper Europe announced today that it will cease production of coated graphic paper at its Biberist paper mill in Switzerland. After due and thorough consideration during the consultation process with local employees ending on 16 May 2011 the definitive decision to discontinue the coated graphic paper production was taken. It is anticipated that production will cease by the end of July. The consultation was conducted with good co-operation between all parties involved, complying with the applicable Swiss legal framework.

Sappi continues to investigate possibilities for the sale and alternative industrial use of the site.  Promising leads are being followed up, with a clear emphasis on those which generate the maximum employment opportunities. To give potential acquirers interested to convert the mill to alternative products the opportunity to complete a transaction, a decision regarding the future of paper machine No 6 (PM6) and paper machine No 9 (PM9) as well as associated support departments has been postponed. However, those employees working on paper machine No 8 (PM8) and associated people in finishing and supporting departments will be served notice of redundancy by the end of May. A social plan will specify redundancy terms, including provisions for outplacement and training support for all affected employees. The social plan will ensure that the affected employees are provided the best possible opportunities to secure new jobs.

In consultation with and supported by the Cantonal government of Solothurn, a decision concerning the remaining employees will be made by the end of July.  The Biberist Mill employs around 550 employees in total.

"We recognise this is a very difficult and unfortunate outcome for those employees concerned, their families and the communities surrounding the mill," commented Berry Wiersum, CEO of Sappi Fine Paper Europe. “Unfortunately this action was unavoidable and essential given the continued overcapacity and sustained increases in input costs.”

Volumes produced at the mill will be transferred to other Sappi sites. Production of the uncoated Cento brand will continue unless a suitable new owner for the mill is not found by the end of July. There will be no supply interruption of coated paper to customers during the transfer of production.

With the cessation of coated graphic paper production at Biberist mill, Sappi will reduce its coated graphic paper capacity by 500 000 tons per annum.
ENDS

Issued by:
Brunswick South Africa on behalf of Sappi Limited
Tel + 27 11 502 7300
Fax + 27 11 268 5747

With regard to the decision of Sappi Fine Paper Europe
Mat J H Quaedvlieg Director Manufacturing Sappi Fine Paper Europe Tel +32 (0)2 67 69 703 Mobile +32 (0)495 588 703 Mat.Quaedvlieg@sappi.com

With regard to next operational steps in the mill
Nicolas Müehlemann Mill Director Sappi Fine Paper Europe – Biberist Mill Tel.: +41 (0)32 671 31 80 Nicolas.Muehlemann@sappi.com

Coporate Communications
Claudia Hammerich Manager Corporate Communications Sappi Fine Paper Europe Tel: +32 2 676 97 84 Mobile: +32 472 61 89 66 Claudia.Hammerich@sappi.com	André F Oberholzer Group Head Corporate Affairs Sappi Limited Tel: +27 11 407 8044 Mobile: +27 83 235 2973 Andre.Oberholzer@sappi.com